Exhibit (a)(5)(A)

Baozun Inc. Announces Repurchase Right Notification for
1.625% Convertible Senior Notes due 2024

SHANGHAI, China, April 1, 2022 — Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced that it is notifying holders of its 1.625% Convertible Senior Notes due 2024 (CUSIP No. 06684L AB9) (the “Notes”) that pursuant to the Indenture dated as of April 10, 2019 (the “Indenture”) relating to the Notes by and between the Company and Citicorp International Limited, as trustee, each holder has the right, at the option of such holder, to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on May 1, 2022 (the “Repurchase Date”) (the “Repurchase Right”). The Repurchase Right expires at 5:00 p.m., New York City time, on Thursday, April 28, 2022.

As required by rules of the United States Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO. In addition, documents specifying the terms, conditions and procedures for exercising the Repurchase Right will be available through the Depository Trust Company and the paying agent, which is Citibank, N.A. None of the Company, its board of directors or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Repurchase Right.

The Repurchase Right entitles each holder of the Notes to require the Company to repurchase all of such holder's Notes or any portion thereof that is an integral multiple of US$1,000 principal amount at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the Repurchase Date, subject to the terms and conditions of the Indenture and the Notes, provided that such accrued and unpaid interest (if any) will not be paid to the holder submitting the Notes for repurchase on May 1, 2022 but will be paid to the holder of record as of 5:00 p.m., New York City time, on Friday, April 15, 2022. The Repurchase Date is an interest payment date under the terms of the Indenture and the Notes. Accordingly, on May 2, 2022, which is the next succeeding business day after the Repurchase Date, the Company will pay accrued and unpaid interest on all of the Notes through April 30, 2022, to all holders who were holders of record as of 5:00 p.m., New York City time, on Friday, April 15, 2022, regardless of whether the Repurchase Right is exercised with respect to such Notes. On May 2, 2022, which is the next succeeding business day after the Repurchase Date, there will be no accrued and unpaid interest on the Notes that are repurchased. As of March 31, 2022, there was US$108,718,000.00 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Repurchase Right, the aggregate cash purchase price will be US$108,718,000.00 (excluding accrued but unpaid interest).

The opportunity for holders of the Notes to exercise the Repurchase Right commences at 9:00 a.m., New York City time today, April 1, 2022, and will terminate at 5:00 p.m., New York City time, on Thursday, April 28, 2022. In order to exercise the Repurchase Right, a holder must follow the transmittal procedures set forth in the Company’s Repurchase Right Notice to holders (the “Repurchase Right Notice”), which is available through the Depository Trust Company and Citibank, N.A. Holders may withdraw any previously tendered Notes pursuant to the terms of the Repurchase Right at any time prior to 5:00 p.m., New York City time, on Thursday, April 28, 2022, which is the second business day immediately preceding the Repurchase Date, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Notes or any other securities of the Company. The offer to purchase the Notes will be only made pursuant to, and the Notes may be tendered only in accordance with, the Company’s Repurchase Right Notice dated April 1, 2022 and related documents.

Holders of the Notes should refer to the Indenture for a complete description of repurchase procedures and direct any questions concerning the mechanics of repurchase to Citicorp International Limited, the trustee under the Indenture, by contacting Terence Yeung, Agency & Trust (Email: terence.yeung@citi.com). Holders of Notes may request the Company’s Repurchase Right Notice from the paying agent, at Citibank, N.A., 480 Washington Boulevard, 30th Floor, Jersey City, NJ 07310, Attention: Michelle Chotoosingh, Agency & Trust (Tel: +1 (973) 461-7011; Email: michelle.chotoosingh@citi.com).

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S SCHEDULE TO, REPURCHASE RIGHT NOTICE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BAOZUN INC. AND THE REPURCHASE RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://ir.baozun.com.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit https://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com